UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTIONS 240.13d-1(b),(c) AND (d) THERETO FILED PURSUANT TO SECTION 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.                    )*
Bioform Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09065G982
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.	09065G982	Page	2	of	9 pages

1	NAME OF REPORTING PERSONS Veron International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,310,339 shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

3,310,339 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,339 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON

00

CUSIP No.	09065G982	Page	3	of	9 pages

1	NAME OF REPORTING PERSONS Milestone Management Limited (“Milestone”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,310,339 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

3,310,339 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,339 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON

00
*Consists of 3,310,339 shares of common stock held directly by Veron. Milestone is a director of Veron and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Milestone disclaims beneficial ownership of the shares held directly by Veron, except to the extent of its pecuniary interest therein.

CUSIP No.	09065G982	Page	4	of	9 pages

1	NAME OF REPORTING PERSONS Kam Por Chan (“Chan”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,310,339 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

3,310,339 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,339 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON

IN
*Consists of 3,310,339 shares of common stock held directly by Veron. Mr. Chan is a director of Milestone, which is a director of Veron, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Mr. Chan disclaims beneficial ownership of the shares held directly by Veron, except to the extent of his pecuniary interest therein.

CUSIP No.	09065G982	Page	5	of	9 pages

1	NAME OF REPORTING PERSONS Joseph Wing Kong Leung (“Leung”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,310,339 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

3,310,339 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,339 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON

IN
*Consists of 3,310,339 shares of common stock held by Veron. Mr. Leung is a director of both Veron and Milestone, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Mr. Leung disclaims beneficial ownership of the shares held directly by Veron, except to the extent of his pecuniary interest therein.

CUSIP No. 09065G982	Page 6 of 9 pages

Item 1.

	(a)	Name of Issuer:

Bioform Medical, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1875 South Grant Street
Suite 110
San Mateo, California 94402

Item 2.

	(a)	Name of Person(s) Filing:
                      Veron International Ltd., a British Virgin Islands company (“Veron”), Milestone Management Limited, a Hong Kong Company (“Milestone”), Kam Por Chan (“Chan”) and Joseph Wing Kong Leung (“Leung”) hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Bioform Medical, Inc. (“Issuer”) as follows. Veron, Milestone, Leung and Chan are each sometimes referred to herein as a Reporting Person and, collectively, referred to as the Reporting Persons.
                      Milestone is a director of Veron, and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Veron. Leung and Chan are directors of Milestone, which is a director of Veron, and may be deemed to have indirect beneficial ownership of the shares of Issuer directly owned by Veron. Leung is a director of Veron, and may be deemed to have indirect beneficial ownership of the shares of Issuer directly held by Veron.
(b)	Address of Principal Business Office or, if none, Residence:
The address of each Reporting Person is: Top Floor, ChinaChem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, K3
(c)	Citizenship:
Veron is a British Virgin Islands company. Milestone is a Hong Kong Company. Leung and Chan are citizens of China.
(d)	Title of Class of Securities:
Common Stock.
(e)	CUSIP Number:
09065G982

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
N.A.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
     The percentages of class listed below are calculated based on 46,225,531 shares of common stock of the Issuer outstanding as of January 31, 2008 as represented to be outstanding in Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2007.

CUSIP No. 09065G982	Page 7 of 9 pages
Veron International Ltd.
(a) Amount Beneficially Owned: 3,310,339 shares.
(b) Percent of Class: 7.2%.
(c) Number of shares as to which the person has:
     (i) Sole power to vote or direct the vote : 0 shares.
     (ii) Shared power to vote or to direct the vote: 3,310,339 shares.
     (iii) Sole power to dispose or direct the disposition of: 0 shares.
     (iv) Shared power to dispose or direct the disposition of: 3,310,339 shares.
Milestone Management Limited
(a) Amount Beneficially Owned: 3,310,339 shares.
(b) Percent of Class: 7.2%.
(c) Number of shares as to which the person has:
     (i) Sole power to vote or direct the vote : 0 shares.
     (ii) Shared power to vote or to direct the vote: 3,310,339 shares.*
     (iii) Sole power to dispose or direct the disposition of: 0 shares.
     (iv) Shared power to dispose or direct the disposition of: 3,310,339 shares.*

*Consists of 3,310,339 shares of common stock held by Veron. Milestone is a director of Veron. Milestone disclaims beneficial ownership of the shares held directly by Veron, except to the extent of its pecuniary interest therein.
Kam Por Chan
(a) Amount Beneficially Owned: 3,310,339 shares.
(b) Percent of Class: 7.2%
(c) Number of shares as to which the person has:
     (i) Sole power to vote or direct the vote : 0 shares.
     (ii) Shared power to vote or to direct the vote: 3,310,339 shares.*
     (iii) Sole power to dispose or direct the disposition of: 0 shares.
     (iv) Shared power to dispose or direct the disposition of: 3,310,339 shares.*

*Consists of 3,310,339 shares of common stock held by Veron. Mr. Chan is a director of Milestone, which is a director of Veron, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Mr. Chan disclaims beneficial ownership of the shares held directly by Veron, except to the extent of his pecuniary interest therein.

CUSIP No. 09065G982	Page 8 of 9 pages
Joseph Wing Kong Leung
(a) Amount Beneficially Owned: 3,310,339 shares.
(b) Percent of Class: 7.2%.
(c) Number of shares as to which the person has:
     (i) Sole power to vote or direct the vote : 0 shares.
     (ii) Shared power to vote or to direct the vote: 3,310,339 shares.*
     (iii) Sole power to dispose or direct the disposition of: 0 shares.
     (iv) Shared power to dispose or direct the disposition of: 3,310,339 shares.*

*Consists of 3,310,339 shares of common stock held directly by Veron. Mr. Leung is a director of Milestone, which is a director of Veron, as well as a director of Veron and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Mr. Leung disclaims beneficial ownership of the shares held directly by Veron, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N.A.

Item 8.	Identification and Classification of Members of the Group.
N.A.

Item 9.	Notice of Dissolution of Group.
N.A.

Item 10.	Certification
N.A.

Page 9 of 9 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

Veron International Limited

	By:	*

Joseph Wing Kong Leung,
Authorized Signatory

Milestone Management Limited

	By:	*

Joseph Wing Kong Leung,
Authorized Signatory

/s/		*

Kam Por Chan

/s/		*

Joseph Wing Kong Leung

* /s/ Paul J/ Tauber
Paul J. Tauber, Attorney-in-Fact
Power of Attorney filed as an exhibit hereto
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100)